UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Avago Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y0486S104

(CUSIP Number)

Karen M. King

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233 8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP IV, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,760,067 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,760,067 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,760,067 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 273,489,767 Ordinary Shares issued and outstanding, consisting of (i) 259,729,700 Ordinary Shares issued and outstanding as of May 29, 2015, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2015, plus (ii) 13,760,067 Ordinary Shares issued to the Reporting Persons as described in this Amendment No. 2.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Associates IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,760,067 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,760,067 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,760,067 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 5.0%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 273,489,767 Ordinary Shares issued and outstanding, consisting of (i) 259,729,700 Ordinary Shares issued and outstanding as of May 29, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on June 10, 2015, plus (ii) 13,760,067 Ordinary Shares issued to the Reporting Persons as described in this Amendment No. 2.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Partners IV Cayman (AIV II), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,497,979 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,497,979 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,497,979 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.9%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 273,489,767 Ordinary Shares issued and outstanding, consisting of (i) 259,729,700 Ordinary Shares issued and outstanding as of May 29, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on June 10, 2015, plus (ii) 13,760,067 Ordinary Shares issued to the Reporting Persons as described in this Amendment No. 2.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. Silver Lake Technology Investors IV Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 262,088 Ordinary Shares (See Items 3, 4 and 5)**
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 262,088 Ordinary Shares (See Items 3, 4 and 5)**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,088 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation is based on a total of 273,489,767 Ordinary Shares issued and outstanding, consisting of (i) 259,729,700 Ordinary Shares issued and outstanding as of May 29, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on June 10, 2015, plus (ii) 13,760,067 Ordinary Shares issued to the Reporting Persons as described in this Amendment No. 2.
**	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. SLP Argo I Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,497,979 Ordinary Shares (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,497,979 Ordinary Shares (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,497,979 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 4.9%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 273,489,767 Ordinary Shares issued and outstanding, consisting of (i) 259,729,700 Ordinary Shares issued and outstanding as of May 29, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on June 10, 2015, plus (ii) 13,760,067 Ordinary Shares issued to the Reporting Persons as described in this Amendment No. 2.

CUSIP NO. Y0486S104

1.	Names of Reporting Persons. SLP Argo II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 262,088 Ordinary Shares (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 262,088 Ordinary Shares (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,088 Ordinary Shares (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) CO

*	The calculation is based on a total of 273,489,767 Ordinary Shares issued and outstanding, consisting of (i) 259,729,700 Ordinary Shares issued and outstanding as of May 29, 2015, as reported on the Issuer’s Form 10-Q filed with the Commission on June 10, 2015, plus (ii) 13,760,067 Ordinary Shares issued to the Reporting Persons as described in this Amendment No. 2.

This Amendment No. 2 supplements and amends the statement on Schedule 13D initially filed on May 16, 2014, as amended by Amendment No. 1 thereto, filed on June 1, 2015 (as so amended, the “Schedule 13D”). Each Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to reflect the following:

On June 1, 2015, each of the Purchasers submitted conversion notices exercising its right to convert all of the Convertible Notes that it holds (the “Conversion”), and in accordance with the terms of the Indenture, the Issuer will settle its conversion obligation in part in cash in an amount equal to $1,000,000,000 and in part by delivering Ordinary Shares of the Issuer (and cash in lieu of any fractional shares). In accordance with the terms of the Indenture, the Conversion was effective as of June 30, 2015, and the Issuer became obligated to deliver (i) to Argo I, in respect of the $980,953,000 principal amount of Convertible Notes, $980,953,058.07 in cash and share certificates representing 13,497,979 Ordinary Shares and (ii) to Argo II, in respect of the $19,047,000 principal amount of Convertible Notes, $19,047,000.60 in cash and share certificates representing 262,088 Ordinary Shares.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by amending and restating the eighth, ninth and tenth paragraphs as follows:

On June 1, 2015, each of the Purchasers submitted conversion notices exercising its right to convert all of the Convertible Notes that it holds, and in accordance with the terms of the Indenture, the Issuer will settle its conversion obligation in part in cash in an amount equal to $1,000,000,000 and in part by delivering Ordinary Shares of the Issuer (and cash in lieu of any fractional shares). On May 29, 2015, the Purchasers filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Purchasers’ receipt of Ordinary Shares of the Issuer in the Conversion. On June 5, 2015, the Federal Trade Commission granted early termination of the waiting period under the HSR Act.

In accordance with the terms of the Indenture, the Conversion was effective as of June 30, 2015, and the Purchasers became holders of record of an aggregate of 13,760,067 Ordinary Shares issued in respect of the Conversion, and the Issuer became obligated to deliver (i) to Argo I, $980,953,058.07 in cash and share certificates representing 13,497,979 Ordinary Shares, and (ii) to Argo II, $19,047,000.60 in cash and share certificates representing 262,088 Ordinary Shares.

Each Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer, including the price and trading volumes of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations, and depending on such evaluation and consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may dispose of any or all such Ordinary Shares (including, without limitation, distributing some or all of such Ordinary Shares to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable and in accordance with the agreements described in Item 6).

The Purchasers fully support the Issuer’s proposed acquisition of Broadcom Corporation that was announced on May 28, 2015 and intend to vote all Ordinary Shares that they hold on the applicable record date in favor of such transaction.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated to reflect the following:

(a) – (b) The following disclosure assumes that there are 273,489,767 Ordinary Shares outstanding, consisting of (i) 259,729,700 Ordinary Shares issued and outstanding as of May 29, 2015, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2015 filed with the Commission on June 10, 2015, plus (ii) 13,760,067 Ordinary Shares issued to the Purchasers as described in this Amendment No. 2. The aggregate beneficial ownership figures and percentage of beneficial ownership of the Issuer described by the Reporting Persons below and in the cover pages of this Schedule 13D as of the date hereof exclude 56,679 Ordinary Shares, 20,039 options exercisable for Ordinary Shares of the Issuer and 1,563 restricted share units of the Issuer, which are held by Mr. Hao for the benefit of Silver Lake, and 3,285 Ordinary Shares, which are held by Mr. Hao’s family trust, and 9,854 options exercisable for Ordinary Shares of the Issuer, which are held by Mr. Hao.

Argo I is the holder of record of 13,497,979 Ordinary Shares. The 13,497,979 Ordinary Shares held by Argo I represent approximately 4.9% of the Ordinary Shares outstanding. AIV II, as the sole shareholder of Argo I, may be deemed to be a beneficial owner of the Ordinary Shares held by Argo I.

Argo II is the holder of record of 262,088 Ordinary Shares. The 262,088 Ordinary Shares held by Argo II represent approximately 0.1% of the Ordinary Shares outstanding. SLTI IV, as the sole shareholder of Argo II, may be deemed to be a beneficial owner of the Ordinary Shares held by Argo II.

SLTA IV Cayman, as the sole general partner of each of AIV II and SLTI IV, and AIV GP IV, as the sole general partner of SLTA IV Cayman, may each be deemed to be a beneficial owner of the Ordinary Shares held by Argo I and Argo II, which constitute approximately 5.0% of the Ordinary Shares outstanding.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that AIV II, SLTI IV, SLTA IV Cayman and AIV GP IV are beneficial owners of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of such Reporting Person’s pecuniary interest.

(c) Except as set forth in this Amendment No. 2, none of the Reporting Persons have effected any transactions in the Issuer’s Ordinary Shares since June 1, 2015.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of July, 2015.

SILVER LAKE (OFFSHORE) AIV GP IV, LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P.

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE PARTNERS IV CAYMAN (AIV II), L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SILVER LAKE TECHNOLOGY INVESTORS IV CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES IV CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP IV, LTD., its general partner

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SLP ARGO I LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel

SLP ARGO II LTD.

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	General Counsel